Exhibit 99.1

ATA Reports 2019 First Quarter Financial Results

Conference Call on Monday, May 13, 2019, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, May 13, 2019 (NY) / May 14, 2019 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced preliminary unaudited financial results for the three months ended March 31, 2019.

2019 First Quarter and Subsequent Operating Highlights

•                  On April 9, 2019, the Company announced that it entered into non-binding framework agreements and certain related conditional share purchase agreement and deposit agreement with Beijing Huanqiuyimeng Education Consultation Corp. (“ACG”) and certain of its shareholders for a proposed acquisition of ACG. ACG is a leading provider of educational services for students in China who are interested in applying for overseas art study. Details on the proposed acquisition of ACG can be found in the Form 6-K filed by ATA on April 9, 2019.

•                  In the first quarter of 2019, the Company continued to expand its project based learning business, or “PBL”, providing project-based learning educational experiences complementary to classroom-based learning for students in China.

•                  On March 6, 2019, the Company announced that it terminated the acquisition of Beijing Biztour International Travel Service Co., Ltd. and its affiliates (“Beijing Biztour”) because Beijing Biztour and its shareholders did not satisfy certain closing conditions for such acquisition. Additional information can be found in the Form 6-K filed by ATA on March 6, 2019.

•                  RMB168.7 million (US$25.1 million) in cash and cash equivalents as of March 31, 2019

Management Commentary

Mr. Kevin Ma, Chairman and CEO, stated, “We have been working diligently on creating fully integrated, subject-based PBL-driven programs for students while simultaneously seeking further acquisitions that would enhance these programs. The combination of technology and ‘first-hand’ overseas educational experience is where ATA can best leverage its experience and relationships to identify the best possibilities for growth. While we are still in the initial stages of reviewing a potential acquisition of ACG, we do believe it represents a unique opportunity to carve a leading position in the rapidly growing overseas art study market. We are excited by the potential of integrating our existing operations with that of ACG and continue exploring additional investment opportunities in the international education sector consistent with our investment criteria.”

2019 First Quarter Financial Highlights

Note: Certain Adjustments to the Company’s Financial Statements

Certain line items in the condensed consolidated statements of comprehensive income (loss) for the three months ended March 31, 2018, in this press release have been revised as a result of adjustments made in ATA’s annual report for the fiscal year ended December 31, 2018. These revisions were mainly made pursuant to the accounting treatment of discontinued operations, under which ATA accounted for the sale of business of ATA Online (Beijing) Education Technology Co., Ltd, or ATA Online, a former subsidiary of ATA.

ATA’s total net revenues for the three months ended March 31, 2019, were RMB1.6 million (US$0.2 million), compared to RMB0.1 million in the prior-year period. This increase was primarily due to the development and expansion of ATA’s K-12 education assessment services into other regions of China, such as the Heping district of Tianjin.

Loss from continuing operations, net of income taxes, for the three months ended March 31, 2019, was RMB14.3 million (US$2.1 million), compared to RMB15.0 million in the prior-year period, primarily due to RMB1.3 million in higher consulting fees associated with investing activities recorded in the prior-year period, partially offset by an RMB0.8 million increase in share-based compensation expense recorded in the three months ended March 31, 2019, which were mainly related to new shares and options issued in the fourth quarter of 2018.

Net loss from continuing operations attributable to ATA Inc. for the three months ended March 31, 2019, was RMB12.9 million (US$1.9 million), compared to a net loss of RMB14.6 million in the prior-year period.

Balance Sheet Highlights

As of March 31, 2019, ATA’s cash and cash equivalents were RMB168.7 million (US$25.1 million), working capital was RMB172.2 million (US$25.7 million), and total shareholders’ equity was RMB262.0 million (US$39.0 million); compared to RMB190.6 million, RMB193.6 million, and RMB276.2 million, respectively, as of December 31, 2018.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 9 p.m. Eastern Time on Monday, May 13, 2019, during which management will discuss the results of the quarter ended March 31, 2019. Investors are welcome to send any questions in advance of the conference call either through the webcast portal or via email to the Company’s contacts listed below.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:		3002 1672

Participant Passcode:	675 060 67

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/30476.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer online, on-campus, and other education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ATA’s future growth and results of operations; ATA’s plans for mergers and acquisitions generally; ATA’s plan and anticipated benefits to develop international education services, carry out new business, and launch PBL and new programs; ATA’s proposed acquisition of ACG; and ATA’s subsequent business activities.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to leverage its existing competency-focused assessment and education service capabilities, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2018, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2018.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended March 31, 2019, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.7112 to US$1.00, the noon buying rate as of March 31, 2019, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. GAAP, ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Adam Prior, Senior Vice President
+86 10 6518 1133 x 5518	212-836-9606
amytung@atai.net.cn	aprior@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	190,586,342	168,673,077	25,133,073
Accounts receivable, net	439,783	1,277,303	190,324
Prepaid expenses and other current assets	7,836,092	13,227,202	1,970,914
Loan receivable	14,532,685	14,523,698	2,164,099
Total current assets	213,394,902	197,701,280	29,458,410

Long-term investments	66,390,898	72,390,898	10,786,580
Property and equipment, net	37,430,741	36,841,094	5,489,494
Intangible assets, net	17,122,578	16,116,682	2,401,461
Other non-current assets	799,652	4,381,890	652,922
Total assets	335,138,771	327,431,844	48,788,867

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	18,111,939	23,925,158	3,564,959
Deferred revenues	1,633,976	1,533,976	228,570
Total current liabilities	19,745,915	25,459,134	3,793,529

Total liabilities	19,745,915	25,459,134	3,793,529

Mezzanine equity-redeemable non-controlling interests	39,208,619	39,959,774	5,954,192

Shareholders’ equity:
Common shares	3,534,871	3,633,817	541,456
Treasury shares	(27,737,073)	(27,737,073)	(4,132,953)
Additional paid-in capital	410,195,990	412,043,197	61,396,352
Accumulated other comprehensive loss	(38,288,364)	(39,394,618)	(5,869,981)
Retained earnings (accumulated deficit)	(71,888,585)	(86,157,312)	(12,837,840)
Total shareholders’ equity attributable to ATA Inc.	275,816,839	262,388,011	39,097,034
Non-redeemable non-controlling interests	367,398	(375,075)	(55,888)
Total shareholders’ equity	276,184,237	262,012,936	39,041,146
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	335,138,771	327,431,844	48,788,867

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2018	2019	2019
	RMB	RMB	USD
Net revenues	141,423	1,616,408	240,852
Cost of revenues	620,081	1,208,098	180,012
Gross profit (loss)	(478,658)	408,310	60,840

Operating expenses:
Research and development	4,109,427	3,008,952	448,348
Sales and marketing	948,148	1,835,014	273,426
General and administrative	10,563,001	11,702,615	1,743,743
Total operating expenses	15,620,576	16,546,581	2,465,517
Other operating income, net	940,141	704,859	105,027
Loss from continuing operations	(15,159,093)	(15,433,412)	(2,299,650)
Other income (expense):
Interest income, net of interest expenses	149,037	1,177,179	175,405
Foreign currency exchange loss, net	(33,499)	(3,812)	(568)
Loss from continuing operations before income taxes	(15,043,555)	(14,260,045)	(2,124,813)
Income tax expense	—	—	—
Loss from continuing operations, net of income taxes	(15,043,555)	(14,260,045)	(2,124,813)
Discontinued operations:
Loss from discontinued operations, net of income taxes	(23,525,871)	—	—
Net loss	(38,569,426)	(14,260,045)	(2,124,813)
Net loss attributable to redeemable non-controlling interests from continuing operations	(462,958)	(618,727)	(92,193)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	—	(742,473)	(110,632)
Net income attributable to non-redeemable non-controlling interests from discontinued operations	194	—	—
Net loss attributable to ATA Inc.	(38,106,662)	(12,898,845)	(1,921,988)
Net loss from continuing operations attributable to ATA Inc.	(14,580,597)	(12,898,845)	(1,921,988)
Net loss from discontinued operations attributable to ATA Inc.	(23,526,065)	—	—

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(216,584)	(1,106,254)	(164,837)
Comprehensive loss attributable to ATA Inc.	(38,323,246)	(14,005,099)	(2,086,825)

Basic and diluted losses per common share attributable to ATA Inc.	(0.86)	(0.31)	(0.05)
Basic and diluted losses per ADS attributable to ATA Inc.	(1.72)	(0.62)	(0.10)
Basic and diluted losses from continuing operations per common share attributable to ATA Inc.	(0.34)	(0.31)	(0.05)
Basic and diluted losses from discontinued operations per common share attributable to ATA Inc.	(0.52)	—	—
Basic and diluted losses from continuing operations per ADS attributable to ATA Inc.	(0.68)	(0.62)	(0.10)
Basic and diluted losses from discontinued operations per ADS attributable to ATA Inc.	(1.04)	—	—

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	March 31,	March 31,
	2018	2019
	RMB	RMB

GAAP net loss attributable to ATA Inc.	(38,106,662)	(12,898,845)
Share-based compensation expenses	2,944,854	1,990,435
Foreign currency exchange loss, net	33,499	3,812
Non-GAAP net loss attributable to ATA Inc.	(35,128,309)	(10,904,598)

GAAP losses per common share attributable to ATA Inc.
Basic and diluted	(0.86)	(0.31)

Non-GAAP losses per common share attributable to ATA Inc.
Basic and diluted	(0.79)	(0.27)